SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reaches daily, monthly and annually records in oil and natural gas production in

December

Rio de Janeiro, January 12, 2015 – Petróleo Brasileiro S.A. – Petrobras´ total oil and natural gas production in December, in Brazil and abroad, has reached an average of 2 million 863 thousand barrels of oil equivalent per day, representing the best result ever achieved in the history of the Company. This volume has an increase of 4.4% from 2 million 741 thousand boed registered in November.

The Company also reached in December its historical oil and natural gas liquids production record with a monthly average of 2 million 212 barrels of oil per day (bdp). This volume has an increase of 4.8% from 2 million 111 thousand bdp produced in November.

During 12 months, the Company´s production in Brazil rose 15.4%, from the monthly average of 1 million 917 thousand bdp, in January, to 2 million 212 bdp in December, demonstrating the production´s strong growth rhytum in the year. It is also important mentioning the oil and NGL production reached in December 22nd of 2 million 300 barrels of oil, the highest volume in four years, registering a new daily record.

The total oil and natural gas production in Brazil, in December, was also the highest in the Company´s history. The production reached 2 million 675 thousand barrels of oil equivalent per day (boed), 4.6% above November´s production of 2 million 556 thousand boed. The total oil and natural gas production operated by the Company, which includes a share of its partners, has reached 2 million 917 thousand boed in December, also registering a new historical record.

More pre-salt records

The pre-salt layer production was also another large significant result for the Company. In December, it reached an average of 666 thousand barrels of oil per day, 10% higher than previous record, reached in October of the same year that surpassed 606 thousand bdp.

On December 21st, the Company produced 713 thousand bdp in the pre-salt, a new milestone, 5.8% higher than that recorded last November of 673 thousand bdp.

New interconnected wells

The excellent production result in December is mainly due to the start-up of two large production systems: FPSO Cidade de Ilhabela at Sapinhoá field and FPSO Cidade de Mangaratiba in Iracema Sul area, at Lula field, both at Santos Basin pre-salt.

Also contributed to December´s results the production start-up of new wells interconnected to systems that were already in operation. On December, 13 offshore wells started up its operations in Campos and Santos Basins, being ten production wells and three injection wells. With them, 82 new wells started up operation in the year, being 57 oil production wells and 25 gas or water injection wells in the reservoirs. It was also a new important record, with direct impact in the Company´s productivity. It is also important mentioning that 47 wells have gone into operation in 2013, which shows the efficiency growth in the Company´s wells interconnection.

The significant rise on wells interconnection to the platforms under production was due, largely, to the progressive addition of pipe laying vessels. The Company had 19 operational PLSVs (Pipe Laying Support Vessel) by the end of the year. These vessels support the oil wells interconnection. Estrela do Mar was the last vessel received that started up operation on December 4th.

According to the Company´s schedule, four platforms underwent maintenance shutdown: P-52, operating at Roncador field, FPSO Cidade de Niterói, at Marlim Leste field, P-57, at Jubarte field, and P-9, operating at Corvina and Congro fields, all of them in Campos Basin.

Natural gas production

On December, 2014, natural gas production average in Brazil, excluding the liquefied volume, was 73 million 515 thousand m³/day. On December, gas production without liquefied operated by Petrobras which includes the share of the Company´s partners, was 84 million 536 thousand m³/day. The results, whether from its own production or those operated, were also important monthly records.

It is important to emphasized that, in December, 94.6% of this gas has been used, whether to market supply, to energy generation in platforms or reinjection in reservoirs to rise oil production.

Production abroad

The average oil and gas production abroad in December was 187.9 thousand oil equivalent per day (boed), 1.5% above the 185.1 thousand produced last month. In turn, the average oil production, on the same month, was 99.5 thousand bdp, remaining stable over November’s production, which was 99.4 thousand bdp.

The average natural gas production abroad was 15 million 22 thousand m³/day, 3.2% above the volume produced last November of 14 million 554 thousand m³/day. This rise was due to higher production at San Alberto and San Antonio fields, at Bolivia, to supply Brazil´s gas market.

New annual production record on 2014

On 2014, total oil and gas production in Brazil and abroad has reached the historical record of 2 million 670 thousand boed, 5.1% above 2013´s volume of 2 million 540 thousand boed, registering an important record to the Company.

The oil and NGL production in Brazil rose 5.3% in 2014, compared to 2013, exceeding the average of 1 million 931 thousand bdp to 2 million 34 thousand bdp. This volume was also the best annual result obtained in Company´s history. It was a significant result, considering that fewest publicly traded companies have managed to increase the produced volume in the same period. Including the share operated for partner companies, it reached an average of 2 million 148 thousand bdp in 2014, an 8.7% increase in relation to 1 million 977 bdp average in 2013.

The Company´s total oil and natural gas production in Brazil rose 6% in 2014, from 2 million 321 thousand boed in 2013 to 2 million 461 thousand boed in 2014.

The natural gas production, excluding liquefied, rose 9.5% in annual comparison: from 61 million 922 thousand m3/day, in 2013, to 67 million 826 thousand m3/day in 2014. The natural gas production operated in Brazil, excluding liquefied, was 76 million 678 thousand m3/day in 2014, an 11.8% increase in relation to 2013.

The natural gas produced by the Company in 2014 had an average use of 94.6%. This is the Company´s second best annual result, compared to 95.1% in 2013. The result in 2014 was already expected, due to a larger number of platforms in the beginning of operation, period in which there is an inferior gas use, due to necessary tests and stabilization of all new systems.

New production systems

In 2014, the production rise was mainly due to the contribution of nine new production systems and to operational efficiency rise of the Company´s Operational Units. Five of these systems started up in 2013 and had new wells interconnected during 2014. The other four systems were installed last year.

From the platforms installed in 2013, the following have a contribution to this result: P-63, at Papa-Terra field, and P-55, at Roncador field, both in Campos Basin; FPSO Cidade de Itajaí, at Baúna field, in Santos Basin post-salt; besides the FPSOs Cidade de São Paulo, at Sapinhoá field, and Cidade de Paraty, at Northeast Lula area – both in Santos Basin pre-salt. In turn, the production systems that started up in 2014 and contributed to this performance were P-58, at Parque das Baleias, P-62, at Roncador field, both in Campos Basin, besides the FPSOs Cidade de Mangaratiba, in Iracema Sul area, and Cidade de Ilhabela, at Sapinhoá field, both in Santos Basin pre-salt, in which the connected wells continues with excellent productivity. The average production on the first two wells in FPSO Cidade de Mangaratiba is 33 thousand barrels daily per well, wherein the first production well on FPSO Cidade de Ilhabela presents 30 thousand barrels daily.

High productivity in the pre-salt

The high wells productivity in Santos Basin pre-salt was extremely important for 2014´s results also contributing to successive records. It is important mentioning that the average wells´ output is fluctuating around 20 thousand boepd. Some of them exceed 30 thousand bdp, which contribute significantly to high productivity on that production region, consisting of an important economic feasibility of this area.

This high productivity allowed, for example, that the pilot production units of FPSO Cidade de São Paulo, at Sapinhoá field, and FPSO Cidade de Parati, at Lula field, reached its maximum capacity of 120 thousand bdp, with only four wells interconnected at each of them.

Operational Efficiency

In turn, the Operational Efficiency Increase Program (Proef), implemented by Petrobras in its Operational Units, had excellent results in the year, contributing to reduction of natural decline of production in fields under operation. The initiatives adopted in the program were responsible for an additional average production of 156 thousand bdp in the systems managed by the operational units of Campos, Espírito Santo and Rio de Janeiro. Last December, this production gain has reached 194 thousand bdp. For example: in 2014, operational efficiency growth reached by the Campos Basin´s Operational Unit (UO-BC), formed by many mature fields and from where it also originated the largest oil volume produced by the Company, was 80%, from 75% in 2013, contributing to compensate the natural decline in these fields. The operational efficiency from Rio de Janeiro´s Operational Unit (UO-RJ) also presented excellent results, from 92% in 2013, to 95% in 2014; as well as Espírito Santo´s Operational Unit, where Proef was recently implemented, which maintained 93% efficiency from one year to another.

The North and Northeast Operational Units, where predominates onshore production, also had an excellent operational performance of 95.1% in 2014, a 1.3% increase in relation to the scheduled target from the beginning of the year, ensuring operations´ economic feasibility in the region. During this year, 400 new wells were drilled there, as well as more than five thousand interventions on onshore wells, in order to maintain the production level and improve the reservoirs´ recovery factor.

Oil and natural gas production abroad in 2014

In 2014, average oil and natural gas production abroad was 209.3 thousand boed, a 4.6% decrease from 219.5 thousand boed in 2013. In 2014, average oil production was 115.9 thousand bdp, a decrease of 9.8% from 128.5 thousand bdp in 2013. The average natural gas production was 15.9 million m3/day, a 2.6% increase from 15.5 million m3/day in 2013.

The divestments in Nigeria, Argentina and Colombia contributed significantly to that result. This effect was partially compensated by production rise at Cascade and Chinook fields, in the United States, due to implementation of the Production Development Project.

December´s production reported to ANP

The total production reported to ANP was 11,258,230 m³ of oil and 2,571,959 thousand m³ of gas in December, 2014. This production corresponds to the total production concessions where Petrobras is the operator. It does not include shale, NGL volumes and partner´s production from projects where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.